Sunlife

News Release

Sunlife increases Common Share dividend and declares dividends on Preferred Shares payable in Q4 2026

TORONTO, ON – (November 4, 2026) - The Board of Directors (the "Board") of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $1.00 per share on the common shares of the Company has been declared, payable December 31, 2026 to shareholders of record at the close of business on November 25, 2026. This represents a 4 cent increase to the amount paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable on December 31, 2026 to shareholders of record at the close of business on November 25, 2026:

Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.281250 per share
Series 8R	$0.264375 per share
Series 9QR	$0.233088 per share
Series 10R	$0.344938 per share

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the *Income Tax Act* (Canada).

About Sunlife

Sunlife is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sunlife has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2026, Sunlife had total assets under management of $1.68 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

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To contact Sunlife media relations, please email Media.Relations@sunlife.com.

To contact Sunlife investor relations, please email Investor_Relations@sunlife.com.